Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086

March 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Paul Fischer

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3, originally filed on November 1, 2019
File No. 333-234449 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated March 23, 2020, of the effective date of the Registration Statement that was requested to become effective at 4:00 p.m., Eastern Time, on March 24, 2020, or as soon thereafter as practicable.

Very truly yours, AKERS BIOSCIENCES, INC.

By:	/s/ Christopher Schreiber
Christopher Schreiber Executive Chairman of the Board of Directors and Director

cc: Rick A. Werner, Esq., Haynes and Boone, LLP